Exhibit 99.8
POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

Interim Financial Statements
For the Three Months Ended
March 31, 2008

NOTICE TO READER

NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, “Continuous Disclosure Obligations”, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying interim financial statements of Poly-Pacific International Inc. consisting of the interim balance sheet as at March 31, 2008 and the interim statements of operations and changes in shareholders’ equity for the three months ended March 31, 2008 are the responsibility of the Company’s management.

The interim financial statements have been prepared by management and the Company’s independent auditor, K.R. Margetson LTD, has not performed a review of these interim financial statements.

“Randy Hayward”

Randy Hayward

President, Chief Executive Officer

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)

INTERIM BALANCE SHEETS
(Unaudited – prepared by management)

	March 31,	December 31,
	2008	2007

ASSETS
Current Assets
Cash and cash equivalents	$236,420	$101,389
Sales tax receivable	51,274	49,233
Loan receivable (Note 3)	17,488	17,149
Prepaid expenses	2,100	13,866
Total current assets	307,282	181,637

Security deposit (Note 4)	300,507	304,603
Equipment (Note 5)	10,400	11,116
Total assets	$618,189	$497,356

LIABILITIES AND SHAREOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$39,497	$61,249
Due to related party (Note 10)	9,589	-
Debentures payable (Note 6)	112,625	110,500
Total current liabilities	161,711	171,749

Total liabilities	161,711	171,749

STOCKHOLDERS' EQUITY
Share capital (Note 7)	5,823,917	5,488,253
Authorized:
Unlimited common and preferred shares, no par value
Common shared issued and outstanding
March 31, 2008 - 62,520,215
December 31, 2007 - 58,720,279
Additional paid in capital	2,125,077	1,791,076
Accumulated deficit	(7,545,711)	(7,006,917)
Accumulated other comprehensive income	53,195	53,195
Total stockholders' equity	456,478	325,607
Total liabilities and stockholders' equity	$618,189	$497,356

Contingencies (Note 8)

Subsequent event (Note 11)

The accompanying notes to the interim financial statements are an integral part of the statements.

Approved on behalf of the Board:

“Richard Oravec”	“Dick Sharples”
Director	Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)

INTERIM STATEMENTS OF OPERATIONS
(Unaudited – prepared by management)

	January 1 to	January 1 to
	March 31,	March 31,
	2008	2007

Expenses
General and administrative	$144,228	$266,657
Occupancy costs	12,446	24,067
Professional fees	25,201	33,327
Amortization of property and equipment	716	1,350
Selling and marketing	8,765	28,232
Engineering	7,064	-
Foreign exchange loss	4,269	18,929
Regulatory costs	2,890	3,011
Stock compensation expense (Note 7)	334,001	392,985
	539,580	768,558

Operating loss before other income and income taxes	(539,580)	(768,558)

Other income
Interest income	(2,959)	-
Interest expense	2,173	787

Operating loss before income taxes	(538,794)	(769,345)

Income taxes	-	-

Net loss for the year	$(538,794)	$(769,345)

Net loss per share	$(0.01)	$(0.02)

Weighted average common shares outstanding	59,986,924	31,387,424

The accompanying notes to the interim financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)

INTERIM STATEMENT OF SHAREHOLDERS’ EQUITY
(Unaudited – prepared by management)

					Accumulated
					Other
	Number of		Additional Paid in	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	Capital	Deficit	Income	Equity (Deficit)

Balance at December 31, 2007	58,720,279	$5,488,253	$1,791,076	$(7,006,917)	$53,195	$325,607

Issuance of common shares	1,862,500	137,920	-	-	-	137,920
Exercise of Options	610,000	65,000	-	-	-	65,000
Exercise of Warrants	1,327,436	132,744	-	-	-	132,744
Stock based compensation (Note 7)	-	-	334,001	-	-	334,001
Loss for the period	-	-	-	(538,794)	-	(538,794)
Comprehensive loss	-	-	-	-	-
Balance at March 31, 2008	62,520,215	$5,823,917	$2,125,077	$(7,545,711)	$53,195	$456,477

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)

INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – prepared by management)

	January 1 to	January 1 to
	March 31,	March 31,
	2008	2007

Cash provided by (used in):

Operating Activities
Net loss for the period	$(538,794)	$(769,345)
Items not involving cash
Amortization of equipment	716	1,350
Stock-based compensation	334,001	392,985
Net change in non-cash operating assets and	1,319	(209,930)
liabilities (Note 9)

Cash used in operating activities	(202,758)	(584,940)

Financing Activities
Bank overdraft (repayment) advances	-	(19,131)
Issuance of share capital, net of share issue costs	335,664	592,967
Non-controlling interest of variable interest entity	-	25,000
Debenture payable advances (repayment)	2,125	-
Cash provided by financing activities	337,789	598,836

Increase (decrease) in cash and cash equivalents	135,031	13,896

Cash and cash equivalents, beginning of period	101,389	-

Cash and cash equivalents, end of period	$236,420	$13,896

Supplemental cash flow information (Note 9)

The accompanying notes to the interim financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

1.	Nature of Business and Continuance of Operations

Poly-Pacific International Inc. (“Poly Pacific” or the “Company”) was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is actively pursuing the reclamation of industrial polymers throughout the world. Poly Pacific is focused on benefiting the planet by exploring and pursuing new environmentally sound methods and technologies in recycling, while creating significant value for our shareholders as the leading company in the reclamation sector.

These unaudited interim statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). All amounts herein are expressed in Canadian dollars unless otherwise noted. These interim financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 13. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of the financial data is based on accounting principles and practises consistent with those used in the preparation of the annual financial statements for the year ended December 31, 2007. Certain information and footnote disclosure normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. These unaudited interim statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustment necessary in order to present a fair statement of the results of the interim periods presented.

2.	Going Concern

Continued operations of the Company is dependent upon the Company’s ability to receive continued financial support, complete public equity financing, or generate profitable operations in the future. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effect of the recoverability and classification of the assets or the amounts and the classification of its liabilities that may result from the outcome of this uncertainty.

	March 31, 2008	December 31, 2007

Deficit	$(7,545,711)	$(7,006,917)
Working capital	145,569	9,888

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

3.	Loan Receivable

The loan is unsecured, bears interest at 8% and is due May 9, 2008.

4.	Security Deposit

The security deposit represents a cash equivalent that the Company must maintain as security for future site reclamations on the McAdoo Landfill located in Kingston, Ontario.

5.	Equipment

		March 31, 2008
		Accumulated
	Cost	Amortization	Net
Computers	$61,419	$55,496	$5,923
Furniture	31,785	27,308	4,477
	$93,204	$82,804	$10,400

		December 31, 2007
		Accumulated
	Cost	Amortization	Net
Computers	$61,419	$55,016	$6,403
Furniture	31,785	27,072	4,713
	$93,204	$82,088	$11,116

6.	Debentures Payable

A $275,000 unsecured convertible debenture was issued during 2003. The convertible debenture bears interest at 10% per annum and was due on December 15, 2004. The debenture is convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $0.15 to $0.20 per common share. The convertible debentures held by the public were settled with the debenture holders during 2005 for cash consideration of $161,856. During 2005, a convertible debenture holder exercised his option to convert his $10,000 convertible debenture to 161,332 common shares of the Company at a negotiated price of $0.075 per share. The remaining convertible debentures of $112,625 are held by former directors of the Company. Of that amount, $70,724 has been demanded but the Company has counterclaimed and refused payment. The Company has provided fully for the principal and interest.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

7.	Share Capital Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

	Number of
	Shares	Amount

Balance at December 31, 2007	58,720,279	$5,488,253

Issuance of common shares	1,862,500	137,920
Exercise of Options	610,000	65,000
Exercise of Warrants	1,327,436	132,744

Balance at March 31, 2008	62,520,215	$5,823,917

For the period ending March 31, 2008

Pursuant to the private placement agreement dated March 10, 2008, the Company issued 1,862,500 units at a price of $0.08 per unit by way of a non-brokered private placement for net proceeds of $137,920 (net of share issuance costs of $11,080). Each unit comprises of one common share and one share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.15 until March 10, 2010.

Stock-Based Compensation Plan

a)	Summary of the stock option transactions are as follows:

		Weighted Average
	Number of Options	Exercise Price
Balance at December 31, 2007	5,260,000	$0.23
Granted	3,685,000	0.11
Exercised	(610,000)	0.11
Cancelled	(1,550,000)	0.19
Balance at March 31, 2008	6,785,000	$0.18

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

7.	Share Capital (continued)

Stock-Based Compensation Plan (continued)

On February 19, 2008, 2,575,000 stock options, exercisable at $0.12, were granted to directors, officers, employees and consultants of the Company. These options expire on February 19, 2013 and vest immediately.

On March 6, 2008, 910,000 stock options, exercisable at $0.10, were granted to employees and consultants of the Company. These options expire on March 6, 2010 and vest immediately.

On March 10, 2008, 200,000 stock options, exercisable at $0.10, were granted to a director and officer of the Company. These options expire on March 10, 2010 and vest immediately.

During the first quarter of 2008, 1,550,000 stock options were cancelled.

	b)	The following table summarizes information about stock options outstanding at March 31, 2008 and December 31, 2007.

March 31, 2008
	Options Outstanding		Options Exercisable

		Weighted
		Average
		Remaining
Number of	Weighted Average	Contractual	Number of	Weighted Average
Options	Exercise Price	Life (Years)	Options	Exercise Price

50,000	$0.16	0.2	50,000	$0.16
130,000	0.10	0.8	130,000	0.10
1,100,000	0.18	0.9	1,100,000	0.18
500,000	0.14	1.2	500,000	0.14
50,000	0.10	4.0	50,000	0.10
1,500,000	0.16	4.3	1,000,000	0.16
250,000	0.10	4.8	250,000	0.10
2,375,000	0.12	4.9	2,375,000	0.12
830,000	0.10	5.0	830,000	0.10
6,785,000	0.14	3.7	6,285,000	0.13

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

7.	Share Capital (continued)

Stock-Based Compensation Plan (continued)

December 31, 2007

	Options Outstanding		Options Exercisable
		Weighted
		Average
	Weighted	Remaining
Number of	Average	Contractual Life	Number of	Weighted Average
Options	Exercise Price	(Years)	Options	Exercise Price

810,000	$0.10	4.0	560,000	$0.10
1,400,000	0.18	4.1	1,400,000	0.18
550,000	0.14	4.4	500,000	0.14
2,500,000	0.325	4.5	1,250,000	0.325
5,260,000	0.23	4.3	3,710,000	0.21

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and is fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions.

Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

During the period ending March 31, 2008, the Company recognized $334,001 (2007 - $392,985) in stock-based compensation expense. As at March 31, 2008, there was $422,118 (2007 - $119,132) of unrecognized compensation cost related to non-vested stock options.

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	March 31	December 31
	2008	2007
Expected volatility	166%	215%
Interest rate	2.99%	4.39%
Expected life options	2 years	2 years
Fair value	$0.09	$0.21

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

7.	Share Capital (continued)

Stock-Based Compensation Plan (continued) A summary of warrant transactions are as follows:

		Weighted
	Number of	Average
	Warrants	Exercise Price
Balance at December 31, 2007	19,210,423	$0.24
Issued:	1,862,500	0.15
Exercised:	(1,327,436)	0.10
Balance at March 31, 2008	19,745,487	$0.24

8.	Contingencies

Through the ordinary course of business, there is one claim against the Company for $12,182. There are also claims totalling $326,561 against the Company’s subsidiaries, whose operations are now discontinued. As at the date of these consolidated statements, no claim against the Company has been made in connection with its operations. The likely outcome in either instance cannot be determined at this time and no provision has been made in the consolidated statements for any potential payment.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

9.	Supplemental Cash Flow Information a) Changes in non-cash operating assets and liabilities:

	March 31
	2008	March 31 2007
Accounts receivable	$(2,041)	$13,746
Loan receivable	(339)	-
Prepaid expenses	11,766	-
Security deposit	4,096	-
Accounts payable and accrued liabilities	(21,752)	(223,676)
Due to related party	9,589	-
	$1,319	$(209,930)

b) Interest:
Cash interest paid during the period	-	-

There were no significant non-cash transactions during the period ending March 31, 2008.

10.	Related Party Transactions

The Company entered into the following transactions with related party:

Paid or accrued management fees of $30,000 ($2007 - nil) and reimbursable expenses of $9,589 (2007 - $nil) to the current president and director of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

11.	Subsequent Event

On April 22, 2008, the Company announced that is had signed a definitive Joint Venture Agreement (“JV agreement”) with Zhejiang Siecheng Plastic Company Ltd (“ZSPC”). This was a major milestone for the Company as it had been searching for a strong strategic Asian partner to assist with the importation of the nylon fibre into China, in accordance with the applicable laws of that country. Under the terms of the JV agreement, the Company will be responsible for the reclamation, preliminary cleaning, containerization, export into China and all landfill sites under contract in accordance with the applicable environmental laws. ZSPC. would then be responsible for the purchasing and importation of the nylon in accordance will all applicable laws of China, the processing of the nylon into marketable products for sale or resale. In addition, ZSPC will provide an irrevocable letter of credit from a reputable financial institution acceptable to the Company in the face amount of not less than $1,000,000 Canadian that may be drawn by Poly-Pacific to secure payment from third party purchasers. Both companies will share equally all net profits earned by the JV agreement.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

12.	Financial Instruments

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash and cash equivalents, accounts receivable, loan receivable, accounts payable and accrued liabilities, due to related party and debentures. As at March 31, 2008, these financial instruments were estimated to approximate their carrying values due to their immediate or short-term maturity.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and equivalents and receivables. The Company limits exposure to credit risk by maintaining its cash and equivalents and receivables with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

Substantially all of the Company’s cash and equivalents are held with two major Canadian financial institutions. Receivables mainly consist of goods and services tax due from the Federal Government of Canada.

Liquidity Risk

Liquidity risk is the risk that the Company will not meet its financial obligations as they fall due. Management uses internally prepared cash flow forecasts to ensure that the Company has sufficient liquidity to meet its liabilities when due. To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions.

As at March 31, 2008, the Company had cash and equivalents of $236,420 to settle current liabilities of $49,087 and the debenture payable of $112,625. The Company believes that the remaining balance of cash and equivalents may not be sufficient to meet its current working capital requirements and will consider securing additional funds through equity or debt transactions.

Interest Rate Risk

The Company has convertible debenture with a fixed interest rate, as such, the Company is subject to interest rate risk to the extent borrowing rates change.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

13.	Differences Between United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

	March 31	December 31
a) Balance Sheet Adjustments:	2008	2007

Additional Paid in Capital
Balance under U.S. GAAP	$2,125,077	$1,791,076
Adjustment for stock compensation
for employees ( b )	(58,396)	(58,396)

Balance under Canadian GAAP	$2,066,681	$1,732,680

Accumulated Comprehensive Income
Balance under U.S. GAAP	$53,195	$53,195
Translation adjustment ( c )	(53,195)	(53,195)

Balance under Canadian GAAP	$-	$-

Retained earnings
Balance under U.S. GAAP	$(7,545,711)	$(7,006,917)
Translation adjustment ( c )	53,195	53,195
Cumulative adjustment of prior
year's differences	58,396	58,396

Balance under Canadian GAAP	$(7,434,120)	$(6,895,326)

	January 1-	January 1-
	March 31	March 31
a) Income Statement Adjustments:	2008	2007

Effect on consolidated statement of operations
Net loss under U.S. GAAP	$538,794	$(769,345)

Additions to deferred charges ( a )	-	-
Amortization of deferred charges ( a )	-	-
Write-down of deferred charges ( a )	-	-

Net loss under Canadian GAAP	$538,794	$(769,345)

Basic loss per share - Canadian GAAP	$(0.01)	$(0.02)

There are no other differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
(Unaudited – prepared by management)
March 31, 2008

13.	Differences Between United States and Canadian Generally Accepted Accounting Principles - (continued)

a)	Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred for project development are capitalized and amortized over the expected useful life. Development costs incurred in 2008,and 2007 have been expensed as incurred.

b)	Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

c)	Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded as a cumulative translation adjustment rather than as accumulated other comprehensive income.

14.	Comparative figures

Comparative figures have been restated to conform with the statement presentation adopted for the current period.